Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-259251

Prospectus Supplement

(To the exchange offer prospectus filed with the U.S. Securities and Exchange Commission on December 2, 2021)

This prospectus supplement (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the exchange offer prospectus, filed with the U.S. Securities and Exchange Commission on December 2, 2021, relating to Acorn HoldCo, Inc.’s (the “Bidder”) voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) to the shareholders of ADVA Optical Networking SE. This Supplement has neither been reviewed nor approved by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)(“BaFin”). In connection with the offer, the Bidder published a German language amendment to the exchange offer document (the “Amendment of the Exchange Offer”) and an English translation thereof on the internet at www.acorn-offer.com on January 11, 2022. This Supplement and the English translation of the Amendment of the Exchange Offer are identical in all substantive respects. To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

NON-BINDING ENGLISH TRANSLATION

Mandatory publication pursuant to

Sections 21 para. 1 sentence 1 no. 3, para. 2, 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Shareholders of ADVA Optical Networking SE, in particular those who have their place of residence, incorporation, or habitual abode in the United States of America or elsewhere outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area, should pay particular attention to the information contained in Section 1 (General information on the takeover offer), and Section 6.11 (Possible future acquisition of Target Shares) of the Offer Document as well as Section 1 (General information on the Amendment to the Offer) of this Amendment to the Offer.

AMENDMENT TO THE

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Acorn HoldCo, Inc.

Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, United States

to the shareholders of

ADVA Optical Networking SE

Maerzenquelle 1-3, 98617 Meiningen-Dreissigacker, Germany

for the acquisition of all non-par value bearer shares held by them in

ADVA Optical Networking SE

for

0.8244 common stocks of Acorn HoldCo, Inc.

in exchange for

one (1) share of ADVA Optical Networking SE

Extended Acceptance Period: 12 November 2021 to 26 January 2022

24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time)

ADVA Optical Networking SE Shares: ISIN DE0005103006

Tendered ADVA Optical Networking SE Shares: ISIN DE000A3MQBT1

Acorn HoldCo, Inc.: ISIN US00486H1059

1	GENERAL INFORMATION ON THE AMENDMENT TO THE OFFER

On 12 November 2021, Acorn HoldCo, Inc., a corporation formed under the laws of Delaware, with its registered office in Wilmington, Delaware, United States of America (the “United States” or the “U.S. “), registered with the division of corporations of the state of Delaware, United States, under number 6141966, (the “Bidder”) has published the offer document (the “Offer Document”) for its voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot) in the form of an exchange offer to all shareholders of ADVA Optical Networking SE (the “Target Shareholders”), a European stock corporation (Societas Europaea) established under European and German law, with its registered office in Meiningen-Dreissigacker, Federal Republic of Germany (“Germany”), registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Jena under HRB 508155 (“Target”), for the acquisition of all non-par value bearer shares (ISIN DE0005103006) (the “Target Shares” or “ADVA Shares”) for 0.8244 shares of common stock of Acorn HoldCo, Inc. in exchange for one (1) ADVA Share.

The Offer Document is altered and amended by this document. The Offer Document must be read and construed in conjunction with this amendment to the Offer (the “Amendment to the Offer”). Unless otherwise specified in this Amendment to the Offer, the provisions and conditions set forth in the Offer Document continue to apply unchanged. Terms defined in the Offer Document have the same meaning in this Amendment to the Offer as they have in the Offer Document.

This Amendment to the Offer is exclusively carried out in accordance with German law and certain applicable provisions of the securities laws of the United States (see also Section 1.2 of the Offer Document). No registrations, admissions or approvals of the Offer Document and/or of the Offer have been made or granted under any laws other than the German laws and certain applicable securities laws of the United States and no other registrations, admission or approvals are contemplated. As a result, the Target Shareholders cannot rely on the application of further foreign laws for investor protection. The Offer, the Amendment to the Offer and the agreements with the Bidder which have been entered into as a result of the acceptance of the Offer are subject to the laws of Germany. Aside from the Offer Document in the form amended by this document, no other documents form part of this Offer.

Pursuant to Section 14 para. 3 WpÜG, the Offer Document, the publication of which was permitted by BaFin on 11 November 2021, has been published on 12 November 2021 by way of (i) announcement in the German language on the internet at https://www.acorn-offer.com and (ii) keeping available copies of the Offer Document free of charge at BNP Paribas Securities Services S.C.A, Frankfurt Branch, Branch, Europa-Allee 12, 60327 Frankfurt am Main, Germany (the “Central Settlement

Agent”, see Section 13.1 of the Offer Document) (inquiries via fax +49 69 1520 5277 or via email at frankfurt.gct.operations@bnpparibas.com). The announcement about keeping available copies of the Offer Document free of charge in Germany and the internet address at which the publication of the Offer Document occurs, was published in the Federal Gazette (Bundesanzeiger) on 12 November 2021. Further, the Bidder has provided a non-binding English translation of the Offer Document at https://www.acorn-offer.com, which has not been reviewed by BaFin.

After approval of the publication of the Offer Document by BaFin, the non-binding English translation of the Offer Document was filed by the Bidder with the SEC and is available electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The non-binding English translation of the Offer Document can be located on EDGAR at https://www.sec.gov/edgar/searchedgar/companysearch.html. On this website, search for “Acorn HoldCo, Inc.” under “company name”. The non-binding English translation of the Offer Document is also available on the internet at https://www.acorn-offer.com. In addition, the Settlement Agent is keeping available copies of the non-binding English translation free of charge.

In addition, the U.S. Target Shareholders can request, free of charge, the delivery of the non-binding English translation of the Offer Document to the United States either through the aforementioned internet address or by contacting the Central Settlement Agent using the aforementioned contact details. The Bidder has also announced by way of an English language press release at which internet address the Offer Document is published. The aforementioned publications serve the purpose of complying with the mandatory provisions of the WpÜG and the Securities Act and the Exchange Act. In addition, in the United States, the Bidder has filed a Registration Statement with the SEC that includes a prospectus of the Bidder to be used in connection with the Offer made to U.S. Target Shareholders. Since the Registration Statement has been declared effective by the SEC on 2 December 2021, the prospectus is available electronically through the SEC’s EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

Pursuant to Sections 21 para. 1 sentence 1 no. 3, 14 para. 3 WpÜG, the Amendment to the Offer was published on 11 January 2022 by way of (i) announcement in the German language on the internet at https://www.acorn-offer.com and (ii) keeping available copies of the Amendment to the Offer free of charge at BNP Paribas Securities Services S.C.A, Frankfurt Branch, Branch, Europa-Allee 12, 60327 Frankfurt am Main, Germany (inquiries via fax +49 69 1520 5277 or via email at frankfurt.gct.operations@bnpparibas.com). The announcement about keeping available copies of the Amendment to the Offer free of charge in Germany and the internet address at which the publication of the Amendment to the Offer occurs, was published in the Federal Gazette (Bundesanzeiger) on 11 January 2022. Further, the Bidder has provided a non-binding English translation of the Amendment to the Offer at https://www.acorn-offer.com.

The Offer and the Offer Document and the Amendment to the Offer shall not constitute the publication of an offer or an advertisement of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, the Member States of the European Union, the European Economic Area, and the United States. In particular, the Offer Document, or any summary or excerpt thereof, shall not be directly or indirectly distributed, disseminated or circulated outside Germany, the Member States of the European Union and the European Economic Area, or the United States, if and to the extent such distribution, dissemination or circulation is not in compliance with applicable foreign regulations, or depends on the issuance of authorizations, compliance with official procedures or any other legal requirements, and such conditions are not satisfied. The Bidder has not permitted the dispatch, publication, distribution or dissemination of the Offer Document and the Amendment to the Offer or other documents related to the Offer and the Amendment to the Offer by third parties outside Germany, the Member States of the European Union and the European Economic Area and the United States. Therefore, custodian investment service providers may not publish, dispatch, distribute, or disseminate the Offer Document and the Amendment to the Offer or other documents related to the Offer and the Amendment to the Offer outside Germany, the Member States of the European Union and the European Economic Area and the United States unless in compliance with all applicable domestic and foreign statutory provisions. Neither the Bidder nor persons acting jointly with it within the meaning of Section 2 para. 5 WpÜG, nor their subsidiaries, are in any way responsible, nor do they assume liability, for the compliance of the dispatch, publication, distribution or dissemination of the Offer Document and the Amendment to the Offer or other documents related to the Offer and the Amendment to the Offer outside Germany, the Member States of the European Union and the European Economic Area, as well as the United States with the legal provisions applicable in these countries.

The Bidder makes the Amendment to the Offer available, upon request, to the respective custodian securities services companies that hold custody of the Target Shares (each, a “Custodian Bank”) for distribution to the Target Shareholders with domicile, registered office or habitual abode in Germany, the European Union, the European Economic Area and the United States only. The Custodian Banks may not otherwise publish, send, distribute or disseminate the Amendment to the Offer, unless this takes place in accordance with the applicable domestic and foreign legal provisions.

2	REDUCTION OF THE MINIMUM ACCEPTANCE RATE

Pursuant to Section 12.1.1 of the Offer Document, the Offer and the agreements that have been entered into as a result of its acceptance by the Target Shareholders are subject to, among others, an Offer Condition of a Minimum Acceptance Rate of at least 35,773,158 Target Shares (corresponding to 70% of all Target Shares entitled to voting rights existing as of 31 October 2021) (the “Minimum Acceptance Rate”) as outlined in Section 12.1.2 of the Offer Document.

The Bidder reduces the Minimum Acceptance Rate set forth in Section 12.1.1 of the Offer Document by this Amendment to the Offer to 30,662,707 Target Shares (corresponding to 60% of all Target Shares entitled to voting rights existing as of 31 October 2021).

Therefore, the Offer Condition pursuant to Section 12.1.1 of the Offer Document now reads as follows:

“12.1.1 Minimum Acceptance Rate

At the time of the expiration of the Acceptance Period, the sum of the number of

(a)

Tendered Target Shares (as defined in Section 13.2(b) of the Offer Document) (including those Target Shares for which the acceptance of this Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the Target Shares to ISIN DE000A3MQBT1) for which the right to withdrawal, has not been validly exercised in accordance with this Offer Document,

(b)	Target Shares held directly by the Bidder or its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG,

(c)	Target Shares that must be attributed to the Bidder or any of its subsidiaries in accordance with Section 30 WpÜG, and

(d)

Target Shares for which the Bidder, any of its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG has entered into an agreement outside of this Offer, giving them the right to demand the transfer of title of such Target Shares,

(whereby Target Shares that fall within the scope of several of the Sections 12.1.1(a) through 12.1.1(c) of the Offer Document are counted only once) equals at least 30,662,707 Target Shares (corresponding to 60% of all Target Shares entitled to voting rights existing as of 31 October 2021) (the “Minimum Acceptance Rate”).”

Other than as set forth above, the Offer and the Offer Conditions set forth therein remain in force unchanged. The Bidder points out that the Offer Conditions pursuant to Sections 12.1.4 (Merger control approvals in the United States), 12.1.5(c) (Foreign direct investment approval in the Commonwealth of Australia) and 12.1.3 (ADTRAN Stockholders’ Approval) of the Offer Document have already been fulfilled and that the Bidder announced their fulfillment on 22 November 2021, 20 December 2021 and 7 January 2022.

3	EXTENSION OF THE ACCEPTANCE PERIOD

Regarding Section 5.2 (Extension of the Acceptance Period) of the Offer Document, the Bidder points out that the Acceptance Period extends by two weeks due to the Amendment to the Offer pursuant to Section 21 para. 5 sentence 1 WpÜG. It now ends on

26 January 2022, 24:00 hrs (Frankfurt am Main local times) / 18:00 hrs (New York local time).

The extension applies regardless of any violation of statutory provisions by the Amendment to the Offer pursuant to Section 21 para. 5 sentence 2 WpÜG.

The extended Acceptance Period for the Offer may be further extended under certain conditions which are described in more detail in Section 5.2 (Extension of the Acceptance Period) of the Offer Document. An additional amendment to the Offer by the Bidder during the extended Acceptance Period pursuant to Section 21 para. 5 WpÜG is, however, not allowed (Section 21 para. 6 WpÜG).

4	RIGHT OF WITHDRAWAL

Pursuant to Section 21 para. 2 sentence 1, 14 para. 3 s. 1 WpÜG, the Bidder hereby points out that Target Shareholders who have accepted the Offer prior to the publication of this Amendment to the Offer have the right to withdraw from the agreements concluded as a result of acceptance of the Offer until the end of the Acceptance Period pursuant to Section 21 para. 4 WpÜG, in addition to the rights of withdrawal outlined in the Offer Document. Reference is made to Sections 17.1 and 17.3 of the Offer Document for the details of the execution of the right of withdrawal.

Important Notice

ADVA Shareholders who have already validly accepted the Offer and still intend to accept the Offer do not need to exercise their right of withdrawal and are not required to perform any other actions to obtain the Offer Consideration under the terms and conditions of the Offer.

5	ADDITIONAL ACCEPTANCE PERIOD

The Target Shareholders who have not accepted the Offer within the Acceptance Period can still accept the Offer within two weeks after the publication of the results of the Offer by the Bidder according to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”), provided, however, that none of the Offer Conditions set forth in Section 12.1 of the Offer Document have finally lapsed as of the end of the Acceptance Period and such conditions have not been previously effectively waived. After the end of the Additional Acceptance Period, the Offer cannot be accepted unless sell out rights pursuant to Section 39c WpÜG exist, as set forth in Section 16(k) of the Offer Document. Due to the extension of the Acceptance Period by the Amendment to the Offer in accordance with Section 5.2 of the Offer Document, the beginning of the Additional Acceptance Period is postponed. It will now presumably begin on

1 February 2022 and end on 14 February 2022, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

6	DECLARATION OF ASSUMPTION OF RESPONSIBILITY

Acorn HoldCo, Inc., with registered office in Wilmington, Delaware, United States, assumes responsibility for the content of the Amendment to the Offer and declares that, to its knowledge, the information provided in the Amendment to the Offer is accurate and no material facts have been omitted.

Huntsville, Alabama, USA

11 January 2022

Acorn HoldCo, Inc.

Thomas R. Stanton Chief Executive Officer

Huntsville, Alabama, USA

11 January 2022

Acorn HoldCo, Inc.

Michael Foliano Chief Financial Officer